Ballard Power Systems Inc.

News Release

Ballard Announces Definitive Agreements With Azure Hydrogen For China Fuel Cell Bus Program:
(i) License for Bus Module Assembly as well as
(ii) Supply of Fuel Cell Stacks

For Immediate Release – September 26, 2013

Shanghai, China – Further to the MOU announced on May 28, Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced the signing of multi-year definitive agreements to support Azure Hydrogen’s (Azure’s) zero emission fuel cell bus program for the China market. Azure plans to partner with Chinese bus manufacturers in a phased development program for deployment of zero emission fuel cell buses in China, utilizing Ballard’s world leading fuel cell technology.

For the first phase of the program, Ballard has agreed to provide a license, associated equipment and Engineering Services to enable assembly of FCvelocity®-HD7 bus power modules by Azure in China. As per the agreements, once this assembly capability is established, Azure will assemble modules with fuel cell stacks to be supplied exclusively by Ballard.

The expected value of the contract to Ballard over the initial 12-months of the first phase will be approximately $11 million, related to the license for module assembly together with associated equipment and services. If Azure’s China bus program progresses as planned, the contract will generate value beyond the $11 million license revenue, commensurate with the volume of fuel cell stacks to be ordered.

The signing of the agreements took place at the World Hydrogen Technologies Convention in Shanghai (WHTC2013). Several senior Chinese officials participated in the signing ceremony, including Mr. Shi Dinghuan, Counselor to the State Council and former Secretary General of China’s Ministry of Science and Technology, Mr. Ma Jinhua, Secretary of Party Committee of Rugao Economic Development Zone, and Professor Zhang Xinyi, President of Shandong Institute of Technology. The definitive agreements require approval of the Chinese Government.

John Sheridan, Ballard President and CEO said, “We are very pleased to take this step forward in our partnership with Azure, with these agreements representing significant value in the short term and much greater potential in the medium term, in what could become the leading market in the world for zero emission fuel cell buses. As well, this is a key step for Ballard to establish an important licensing revenue stream, expanding the Company’s business model for value creation.”

Ronald Lee, CEO of Azure Hydrogen added, “We see significant market opportunity for the deployment of clean energy fuel cell bus fleets in China, where they will have a direct positive impact on the severe air quality problem in our major cities.”

Azure plans to secure funding from Chinese sources, including both private investors and Governments, to enable the development of fuel cell bus fleets in China for initial public transit service by 2015.

FCvelocity®-HD7 will be the next-generation of Ballard’s fuel cell power module, designed specifically for integration into bus applications. The product reflects improved durability and reliability as well as a significant reduction in cost. This key product development initiative has been supported by Sustainable Development Technology Canada (SDTC), an arm of the
Government of Canada which helps commercialize Canadian clean technologies, readying them for growth and export markets.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning business development opportunities in China, next-generation product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com